Exhibit 99.1

Hailiang Education Provides Education and Management Services to Two Third-party

Private Schools in Shandong Province for the First Time

HANGZHOU, China, July 15, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company" or "We"), an education and management services provider for primary, middle, and high schools in China, today announced that the Company has entered into a cooperation agreement (the "Agreement") with Yantai Nanshan Donghai Foreign Language School ("Donghai School") and Longkou Donghai Kindergarten ("Donghai Kindergarten") on July 11, 2021. Pursuant to the Agreement, Hailiang Education agrees to provide education and management services to the two private schools.

Located in Donghai Development Zone, Longkou City, Yantai City, Shandong Province, China, Donghai Kindergarten and Donghai School are modern schools invested and built by Nanshan Group in 2002. Nanshan Group is a global conglomerate enterprise and one of China’s Top 500 companies. Donghai Kindergarten and Donghai School offer kindergarten, primary, middle, and high school education services respectively. With a site area of over 230,000 square meters and a floor area of about 100,000 square meters, the two private schools have beautiful campuses equipped with first-class facilities. At present, there are almost 4,000 students enrolled in the two private schools.

Dr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, commented, "Following the cooperation with Feicheng Hailiang Foreign Language School, the cooperation with these two private schools will further expand our school network in Shandong Province and other provinces in China. This cooperation indicates Hailiang Education’s ability to provide education and management services to a third-party private school in Shandong Province for the first time. It also demonstrates that Hailiang Education’s brand awareness and school-operating experience and ability accumulated in the past 26 years have been recognized more widely by the education industry. Hailiang Education will empower these two private schools to use our comprehensive educational services and products, including the ‘‘Smart Campus System’’ and the diverse modes of teacher training, curriculum development, talent introduction and logistics management. We will expand Hailiang Education’s brand influence in Shandong Province and rest part of China. We will continue promoting cooperation with other public and private K-12 schools. We will leverage our asset-light operation management model to export high-quality school operation experience, capability and educational resources, expand our school network and provide high-quality K-12 education services to more students.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com